Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
Kansas City
Los Angeles
New York
San Francisco
St. Louis
Washington, D.C.

Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com

January 30, 2002

02015263

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

SUPPL

RE: The Albert Fisher Group PLC
<u>Your File No. 82-1020</u>

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act a copy of the press release dated 24 January 2002 regarding the Trading Update.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

Sincerely yours,

Michael A. Bamberger

MAB:bf
Enclosures

cc: (without enclosures):
Terry Robinson
Mary Sweeney, Esq.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

RECEIVED
FEB 14 2002
456

17315272\V-1

ALBERT FISHER

FOR IMMEDIATE RELEASE

24 January 2002

THE ALBERT FISHER GROUP PLC
Trading Update

At December's Annual General Meeting, the Company reported that first quarter trading had experienced a continuation of price deflation in the UK frozen produce and frozen fish sectors. Consequently, certain frozen products had become uneconomic, in terms of pricing, and the Company had ceased to supply such product lines.

December failed to deliver the expected uplift in trading for the reasons described in this statement and as a result there will be a material effect in the operating performance for the half year. As a consequence of the performance in this half year, it will be most challenging for the Company to meet analysts' current expectations for the full year.

The Company anticipated that the combination of strong Christmas demand from retail customers and the onset of benefits from the Group's business transformation project in the UK at Fisher Foods would begin to deliver the planned profit improvement.

In the event, December trading failed to match expectations with margin pressure in the frozen produce and frozen fish sectors continuing and activity levels depressed by the withdrawal from uneconomic product lines which largely related to frozen vegetables.

Price increases have been negotiated but did not impact until January 2002.

Christmas activity also deferred the introduction of the new management structure (designed to establish clear business accountability and responsibilities for performance delivery), which in turn served to delay the planned benefits from the transformation plan during this period.

Higher levels of service to our key customers are integral to Fisher Foods' growth and major year on year improvements were achieved in this respect during the Christmas period. These aspects of the transformation plan have enabled Fisher Foods to secure a number of material new accounts in the New Year which demonstrates the project's capacity to deliver growth based on quality, customer service and innovation.

In the US, River Ranch exceeded plan for December although food service activity remains weak in line with current market conditions which reflect problems associated with the American travel industry.

The Albert Fisher Group PLC
Focus 31 · Mark Road
Hemel Hempstead · Herts HP2 7BW

Telephone · 01442 261116
Facsimile · 01442 212302

In the light of these considerations, the Group's half year turnover (net of disposals) is estimated to be 3 to 4 per cent lower than for the corresponding period of 2001. Fisher Foods' mid year turnover is expected to be 10 per cent lower. In the US, River Ranch has experienced high volatility in market prices for its raw material produce, a reflection of the abnormal fluctuations in demand for the foodservice product associated with the aforementioned market conditions.

Any such impact on current profitability in the US is to be regarded as a temporary setback in the wake of the excellent business improvement delivered over the last three years.

In the UK, Fisher Foods' downturn reflects the delay in the installation of the new management team, the negative impact of this on the delivery of benefits from the transformation plan, and the actions taken to eliminate uneconomic turnover and non-saleable stock, particularly in relation to the frozen fish business. These issues have resulted in one-off trading costs which will not be repeated in the Group's second half to 31 August 2002.

The second half is on track to deliver significant cost savings, further efficiency improvements and the normal seasonal uplift from chilled product activities.

For further information please contact:

Terry Robinson, Chairman, Albert Fisher — Tel: 01442 261116
David Meller, Chief Executive, Albert Fisher — Tel: 01442 261116
Gavin Barry, Cardew & Co: — Tel: 020 7930 0777